November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Ronald (Ron) Alper
Pam Howell
Ameen Hamady
Jennifer Monick

Re:	SolarMax Technology, Inc.
Registration Statement on Form S-1, as amended
File No. 333-266206
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of shares of common stock of SolarMax Technology, Inc. (the “Company”), we hereby withdraw our prior letter to join the Company’s request for acceleration of the above-referenced Registration Statement, dated November 9, 2023.

[Signature Page Follows]

Sincerely,

Kingswood, a division of Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Director

[Signature Page to Withdrawal of Acceleration Request]